

November 26, 2014

Via E-Mail
Mr. Christopher Reading
Chief Executive Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South, Suite 300
Houston, TX 77042

   Re: U.S. Physical Therapy, Inc.
      Form 10-K for the Year Ended December 31, 2013
      Filed March 11, 2014
      Form 10-Q for the Quarter Ended June 30, 2014
      Filed August 7, 2014
      Response dated October 29, 2014
      File No. 001-11151

Dear Mr. Reading:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2014

Consolidated Statements of Net Income, page 4

1. We have reviewed your response to our prior comment 4 noting it does not appear to be consistent with your disclosure here or in Footnote 2 on page 13. It appears that your earnings per share is being calculated utilizing net income attributable to common stockholders of $10,660 and not $9,574 which would reflect the adjustment for the revaluation of the redeemable non-controlling interests. Please provide us with a detailed discussion to support your accounting treatment considering the guidance in FASB ASC 480-10-S99-3A-22. In addition, please provide us with a detailed discussion to support your accounting treatment of presenting an earnings per share amount for Revaluation of

redeemable non-controlling interests, net of tax, particularly considering the guidance in FASB ASC 280-10-45-1 through 7 which only identifies earnings per share amounts for continuing operations, discontinued operations and extraordinary items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining